EXHIBIT 99-b

               OPERATING EARNINGS OF THE COMPANY'S ELECTRONICS BUSINESSES



Following the acquisition of Reliance and its integration with Allen-Bradley's Automation business, the company has expanded disclosure of its Electronics businesses to disclose separately operating earnings of its Automation business. The following sets forth an expanded presentation of operating earnings of the company's Electronics businesses (in millions):

                                      YEAR ENDED SEPTEMBER 30

                               1994      1993     1992      1991     1990
OPERATING EARNINGS

  Electronics:

   Automation                $ 264.8   $ 193.3   $ 101.8   $ 96.6   $ 106.6

   Avionics/Telecom/Defense    423.2     404.8     383.6    451.1     427.5

        Total Electronics    $ 688.0   $ 598.1   $ 485.4  $ 547.7   $ 534.1